Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ASSET MANAGEMENT COMPLETES ANNUAL FILINGS

Toronto, Ontario, March 31, 2015 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that it has filed its 2014 annual report on Form   40-F, including its audited financial statements for the year ended December 31, 2014, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfield.com and a hard copy will be provided to shareholders free of charge upon request.

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

For more information, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com